Exhibit 99.(h)(ii)

[Letterhead]

December 23, 2005

Pax World Balanced Fund, Inc.

222 State Street

Portsmouth, NH  03801

Re:  Letter of Indemnity

Ladies and Gentlemen:

Whereas since August 17, 2005,  Pax World Balanced Fund, Inc. (the “Fund”) has issued 6,460,287.535 shares that may not have been authorized by stockholders of the Fund;

Whereas the Board of Directors of the Fund intend to seek approval from the stockholders of the Fund to increase the authorized share capital of the Fund as promptly as possible and to conduct a rescission offer with respect to the previously issued unauthorized shares (the “Rescission Offer”);

Whereas Pax World Management Corp. (“PWMC”), the investment adviser to the Fund, has advised the Board of Directors of the Fund that the Fund has approximately 2.1 million authorized shares in its treasury that were redeemed by holders from August 17, 2005  through the date hereof. These shares, together with any additional authorized shares redeemed by holders from and after the date hereof, shall be the “Authorized Share Pool”;

Whereas the Board of Directors of the Fund and PWMC have determined that only shares from the Authorized Share Pool will be issued by the Fund pending such shareholder approval;

Whereas the ability of the Fund to continue offering shares at this time is dependent upon the Fund and certain of its affiliates being adequately indemnified against any losses and reasonable and necessary expenses relating to the issuance of unauthorized shares by the Fund; and

Whereas PWMC and the principal stockholders of PWMC (as guarantors) are willing to enter into this letter of indemnity in order to permit the Fund to continue offering shares from the Authorized Share Pool.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by PWMC, PWMC hereby agrees and confirms as follows:

1.             PWMC will indemnify and hold each of the Fund and H.G. Wellington and & Co., Inc. (“Wellington”), the Fund’s principal underwriter,  harmless from, against and in respect of any and all losses, damages, liabilities, fines, penalties, bonds, assessments, costs (including reasonable and necessary costs of investigation, defense and enforcement of this Agreement) and expenses or amounts reasonably paid in settlement (excluding taxes but including interest or penalties in respect thereof) (collectively, “Losses”) incurred or suffered by the Fund or Wellington as a result of or arising out of the issuance and sale by the Fund of unauthorized shares (whether before or after the date of this Agreement), including without limitation:

(i) Losses relating to any threatened or pending claims, proceedings, actions or investigations (whether formal or informal) that allege violations of the General Corporation Law of the State of Delaware or the federal securities laws (including, but not limited to, the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended);

(ii) Losses relating to any claims or proceedings or actions that may be threatened or commenced in the future by any person (including any regulatory authority) relating to the foregoing; and

(iii) all liabilities and expenses incurred by the Fund under the provisions of the Certificate of Incorporation of the Fund providing for indemnification of directors and officers.

PWMC also agrees to reimburse the Fund for all costs associated with the Rescission Offer as well as the costs associated with obtaining shareholder approval of the increase of the authorized share capital of the Fund. PWMC agrees that it will bear the cost of repurchasing any unauthorized shares in the Rescission Offer to the extent that such payments for such shares exceed the net asset value per share of the Fund at the time of such repurchase. To the extent that the Fund has any discretion with respect to the terms or timing of the Rescission Offer, the Fund shall comply with any reasonable request by PWMC in connection therewith.

2.             If a third party shall notify the Fund or Wellington with respect to any matter which may give rise to a claim for indemnification under this Agreement, then the Fund or Wellington, as the case may be, shall promptly notify the other parties to this Agreement thereof in writing. The Fund and/or Wellington shall provide the other parties to this Agreement with a reasonable opportunity to assess and participate in the defense of any such claim by a third party, including the opportunity to participate in discussions with the other parties to this Agreement and the third party with respect to resolution of any such claim. In no event will the Fund or Wellington pay or agree to pay any amount, consent to any judgment or enter into any settlement with respect to any such matter giving rise to PWMC’s obligations hereunder, without the prior written consent of PWMC, which consent will not be unreasonably withheld, conditioned or delayed. Failure of Fund or Wellington to notify PWMC as provided in the first sentence of this paragraph 3 shall not affect the Fund’s or Wellington’s rights to indemnification hereunder except to the extent that PWMC shall have been materially prejudiced by such failure.

3.             In the event that the foregoing indemnification shall be unavailable to the Fund or Wellington then PWMC hereby agrees to contribute to the amount paid or payable by the Fund and/or Wellington as a result of any loss, damage, liability, fine, penalty, bond, assessments, costs or expense in such proportion as is appropriate to reflect the relative fault of PWMC on one hand, and the Fund and Wellington on the other with respect to the matters which resulted in such loss, damage, liability, fine, penalty, bond, assessments, costs or expense, as well as any other relevant equitable considerations.

4.             To the extent PWMC makes a payment under this Agreement, PWMC shall be subrogated to any rights and claims that the Fund and/or Wellington may have against any third party in respect thereof. The Fund and Wellington agree to cooperate with PWMC in pursuing the rights and claims to which it is subrogated.

5.             This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together will constitute one and the same instrument.

6.             This Agreement shall be governed by and construed in accordance with the domestic substantive laws of the State of Delaware without giving effect to any conflict of laws provisions thereof that would result in the application of the law of any other jurisdiction.

7.             The foregoing undertakings by PWMC shall survive the termination of the Investment Advisory Contract dated September 27, 1996 between the Fund and PWMC.

Please acknowledge your receipt and acceptance of the foregoing by signing the enclosed copy of this letter in the space provided below.

Very truly yours,

Pax World Management Corp.

By	/s/ Laurence A. Shadek
Name: Laurence A. Shadek
Title: Chairman

The foregoing undertakings are hereby accepted:

The Pax World Balanced Fund, Inc.

By	/s/ Thomas W. Grant
Name: Thomas W. Grant
Title: President

H.G. Wellington & Co., Inc.

By	/s/ Thomas W. Grant
Name: Thomas W. Grant
Title: President

GUARANTY

For good and valuable consideration, the receipt of which is hereby acknowledged, each of the unsigned, jointly and severally, hereby absolutely, unconditionally and irrevocably guarantee the payment by PWMC when due of all sums payable by it under this Agreement.

IN WITNESS WHEREOF, we have caused this Guaranty to be executed as of the day and year first written above.

/s/ Laurence A. Shadek
Laurence A. Shadek

/s/ Thomas F. Shadek
Thomas F. Shadek

/s/ James M. Shadek
James M. Shadek

/s/ Katherine Shadek Boyle
Katherine Shadek Boyle